Exhibit 99.2

MASTER SUPPLY AGREEMENT

THIS AGREEMENT (“AGREEMENT”) is made on the 20 day of May 2025.

BETWEEN

PANCARE TECHNOLOGY INTERNATIONAL (HK) LIMITED (“PANCARE”) (Registration No. 75143003), a private company limited by shares, incorporated under the laws of Hong Kong and having its business address at Room 4, 16/F, 2-16 Fa Yuen Street, Mong Kok, Kowloon, Hong Kong (the “BUYER”);

AND

BASEL MEDICAL GROUP PTE LTD (Registration No. 202009227G), a private company limited by shares, incorporated under the laws of Singapore and having its business address at 600 North Bridge Road #12-02/03 Parkview Square Singapore 188778 (the “SELLER”);

Estimated Contract Value: Australian Dollars 450 Million for Five Years till Oct 2029

1. DEFINITIONS & GOVERNANCE

1.1 Key Terms:

“PPE Products”: Goods listed in Schedule A (N95 masks, gloves, gowns, IVD kits, etc.)

“BPJV”: Joint venture entity (if established).

“DDP Sydney”: Delivery Duty Paid to the Australian Department of Health’s warehouse.

“Force Majeure”: Includes pandemics, war, sanctions, or government actions.

1.2 Hierarchy of Documents:

This Agreement controls over Purchase Orders (POs), except for PO-specific terms explicitly overriding this Agreement.

2. SCOPE & ORDER MANAGEMENT

2.1 Procurement & Supply

Basel/BPJV shall procure PPE per Pancare’s specifications and Schedule B (TGA/AS/NZS standards).

Minimum Annual Commitment: AUD 90 million/year (adjustable ±20% with 90-day notice).

2.2 Order Placement

Binding Forecasts: Pancare issues quarterly forecasts; Basel confirms capacity within 72 hours.

Purchase Orders (POs):

Basel must accept/reject POs within 10 business days.

Rejected POs require written justification (e.g., capacity constraints).

2.3 Logistics & Title Transfer

Incoterms: DDP Sydney (Basel covers all logistics, duties, and insurance until delivery) - Title Transfer: Ownership passes to Pancare only upon full payment.

3. FINANCIAL TERMS

3.1 Pricing & Adjustments

Fixed Pricing: Per agreed supplier lists (Schedule C), with annual 3% cap on increases unless input costs rise >5%.

Payment Terms:

Basel advances supplier payments (30-day credit assumed).

Pancare pays Basel’s margin within 5 business days of government payment receipt.

Late Payment Interest: 1.5%/month.

3.2 Financial Security

Performance Bond: AUD 100,000 (initial) + AUD 2 million bank guarantee after AUD 50 million in orders.

Liability Cap: 15% of annual order value for breaches.

4. QUALITY & COMPLIANCE

4.1 Testing & Rejection:

Pre-shipment inspection by SGS/BV at Basel’s cost.

Pancare may reject non-compliant goods; Basel covers replacement costs.

4.2 Regulatory Warranty:

Basel warrants compliance with Australian TGA regulations for 24 months post-delivery.

5. RISK MANAGEMENT

5.1 Force Majeure

30-day suspension for events like pandemics or trade embargoes. Termination permitted if delays exceed 90 days.

5.2 Indemnification

Basel indemnifies Pancare for:

Defective products or late deliveries.

Third-party IP infringement.

6. TERM & TERMINATION

6.1 Term:

5 years (aligned with government contract) or until mutual agreement.

6.2 Termination Triggers:

Material breach (30-day cure period).

Insolvency or failure to meet minimum commitments.

Exit Protocol: Pancare may directly engage Basel’s suppliers post-termination.

7. DISPUTE RESOLUTION

7.1 Escalation:

Level 1: CEO negotiation (14 days).

Level 2: SIAC arbitration (Singapore, expedited rules)

8. MISCELLANEOUS

8.1 Governing Law: Singapore

8.2 Amendments: Written consent required.

8.3 Notices: Email + registered post.

IN WITNESS WHEREOF the Parties have hereunto signed this Agreement on the date first written above.

THE BUYER:

SIGNED by /s/ WANG,PENG WANG,PENG MANAGING DIRECTOR For and on behalf of PANCARE TECHNOLOGY INTERNATIONAL (HK) LIMITED	) ) ) ) ) )

THE SELLER SIGNED by /s/ RAYMOND FUNG RAYMOND FUNG EXECUTIVE DIRECTOR For and on behalf of BASEL MEDICAL GROUP PTELTD	) ) ) ) )

SCHEDULES:

Schedule A: Product List & Specifications.

Schedule B: Quality Standards (TGA/ISO 13485).

Schedule C: Approved Suppliers & Pricing.

Schedule D: Template Purchase Order.